December 20, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Wilson K. Lee, Staff Accountant
Yolanda Crittendon, Staff Accountant

Re:	Sunstone Hotel Investors, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed on February 23, 2010 File No. 001-32319

Ladies and Gentleman:

We are in receipt of your letter dated December 13, 2010 requesting additional information regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. For your convenience, we have repeated your numbered comments in italics followed by our responses. References throughout this letter to “we,” “us,” “our” and “the Company” are to Sunstone Hotel Investors, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Financial Measures, page 35

1.	We have considered your response to comment one. Please clarify how adjusting for loan penalties and fees to arrive at EBITDA meets the criteria outlined within the Exchange Act Release No. 47226.

Response: We note the Staff’s comment and have reviewed the Exchange Act Release No. 47226. We refer the Staff to our Statement of Operations for the year ended December 31, 2009 and related disclosure at footnote 9 on page F-27 of the notes to the financial statements that provides a detail of our accounting policy as it relates to interest expense. We respectfully submit that such penalties and fees represent additional default interest and other charges by financial institutions as a result of our default on certain loans which had penalty interest clauses in the loan agreements. We believe such amounts represent yield adjustments required by the loan documents and represent interest under our accounting policy. Accordingly, such penalties and fees represent additional interest expense on the loans and, in accordance with Exchange Act Release No. 47226, we add such interest back to net income (loss) to arrive at EBITDA.

*  *  *  *  *

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (949) 382-3012. Comments can also be sent via facsimile at (949) 330-4051.

Very truly yours,

/s/ Kenneth E. Cruse Kenneth E. Cruse President and Chief Financial Officer

cc.	Steven B. Stokdyk (Latham & Watkins LLP)

Chris Johnston (Ernst & Young LLP)